UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IMS Health Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44970B109

(CUSIP Number)

James H. Erlinger III

Executive Vice President, General Counsel and Secretary

Quintiles Transnational Holdings Inc.

4820 Emperor Blvd.

Durham, North Carolina 27703

(919) 998-2000

With a copy to:

William F. Seabaugh, Esq.

R. Randall Wang, Esq.

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

(314) 259-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quintiles Transnational Holdings Inc. I.R.S. Identification No. of above persons (entities only): 26-0414014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 176,278,996 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 176,278,996 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,278,996 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of 53.4% of outstanding Shares (as defined herein) is being reported hereunder solely because Quintiles (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Quintiles Voting Agreements (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by Quintiles that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 53.4% beneficial ownership is based on (i) 176,279,996 Shares beneficially owned by the Issuer Shareholders (as defined herein) that are parties to the Quintiles Voting Agreements as of May 3, 2016 and (ii) 329,877,234 Shares reported outstanding as of April 27, 2016 (as set forth in the Merger Agreement referred to in this Schedule 13D).

Item 1.	Security and Issuer.

The class of securities to which this statement (this “Schedule 13D”) relates is the shares of common stock, par value $0.01 (the “Shares” or “Issuer Common Stock”), of IMS Health Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 83 Wooster Heights Road, Danbury, CT 06810.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Quintiles Transnational Holdings Inc., a North Carolina corporation (“Quintiles”).

(b)	The address and principal office of Quintiles is: 4820 Emperor Blvd., Durham, North Carolina 27703.

(c)	Quintiles is a leader in the development and commercialization of new pharmaceutical therapies. Its product development segment is the world’s largest contract research organization, based upon the most recently available public information of reported service revenues, and is focused primarily on Phase II-IV clinical trials and associated laboratory and analytical activities. Its integrated healthcare services segment includes one of the leading global commercial pharmaceutical sales and service organizations, in addition to healthcare business services for the broader healthcare sector, such as real world and late phase research, market access and consulting, health information analytics and technology consulting, and other healthcare solutions.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Quintiles that contains the following information with respect to each such person, in each case as of the date hereof: (a) name, (b) business address, (c) present principal occupation or employment and the name, (d) name of employer, and (e) citizenship.

(d) and (e):

During the last five years, neither Quintiles nor, to the best of Quintiles’ knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Quintiles entered into the Issuer Voting Agreements (as defined in Item 4 below) in connection with the Merger Agreement (as defined in Item 4 below). Quintiles has not paid any consideration in respect of such agreements. Under the terms of the Merger Agreement, the Issuer will be merged with and into Quintiles, with Quintiles continuing as the surviving corporation. For a summary of certain provisions of the Merger Agreement and certain provisions of the Issuer Voting Agreements, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.

Item 4.	Purpose of Transaction.

(a)-(j)

On May 3, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quintiles. Subject to the terms and conditions of the Merger Agreement, the Issuer and Quintiles have agreed that the Issuer will merge with and into Quintiles, with Quintiles continuing as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of the Issuer will cease (the “Merger”). The Surviving Corporation will operate under the name Quintiles IMS Holdings, Inc., and its stock, including shares to be issued in the Merger, will trade on the New York Stock Exchange (the “NYSE”) under the symbol “Q.” Immediately prior to the completion of the Merger, Quintiles will convert to a Delaware corporation.

Upon completion of the Merger, each share of Issuer Common Stock issued and outstanding immediately prior to completion of the merger will automatically be converted into the right to receive 0.3840 shares of common stock of the Surviving Corporation, and Issuer stock options and other equity awards will be converted into stock options and equity awards with respect to the common stock of the Surviving Corporation, after giving effect to the exchange ratio. Upon completion of the Merger, Issuer stockholders will own approximately 51.4% of the Surviving Corporation on a fully-diluted basis, and Quintiles stockholders will own approximately 48.6% of the Surviving Corporation on a fully-diluted basis.

Upon completion of the Merger, Ari Bousbib, the Issuer’s current Chief Executive Officer, will serve as Chief Executive Officer and Chairman of the board of directors of the Surviving Corporation (the “Surviving Corporation Board”). Thomas H. Pike, the Quintiles’ current Chief Executive Officer, will serve as Vice Chairman. The Surviving Corporation Board will consist of 12 individuals, (i) six of whom will be designated by the Quintiles board of directors, of whom one will be Mr. Pike and one will be Dr. Dennis B. Gillings, CBE (“Dr. Gillings”), who will serve as Lead Director and (ii) six of whom will be designated by the Issuer’s board of directors, of whom one will be Mr. Bousbib.

The completion of the Merger is subject to the satisfaction or waiver of certain conditions, including (i) requisite approval of the holders of Quintiles and Issuer common stock; (ii) the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and expiration of any applicable waiting period or approval required, under any other domestic or foreign antitrust laws; (iii) the approval to list the common stock of the Surviving Corporation on the NYSE; (iv) the absence of any law or order prohibiting the Merger; (v) effectiveness of the registration statement on Form S-4 used to register the common stock of the Surviving Corporation; (vi) certain shareholders and letter agreements relating to the Surviving Corporation remaining in full force and effect; and (vii) the effective time of the conversion of Quintiles from a North Carolina to a Delaware corporation having occurred. In addition, each of Quintiles’ and the Issuer’s obligations to complete the Merger is subject to certain other conditions, including (a) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (b) compliance of the other party with its covenants in all material respects; (c) delivery of customary opinions from counsel to the Issuer and counsel to Quintiles that the Merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and (d) the absence of a material adverse effect on the other party.

The Merger Agreement contains customary representations, warranties and covenants by the Issuer and Quintiles. The Issuer and Quintiles have agreed, among other things, subject to certain exceptions, not to (i) directly or indirectly solicit, initiate, endorse, knowingly encourage or take any action to knowingly facilitate any inquiry, proposal or offer with respect to specified alternative transactions, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, such an inquiry, proposal or offer, (iii) terminate, waive, amend, release or modify any standstill or similar obligation, or (iv) enter into any letter of intent, memorandum of understanding or agreement with respect to an alternative proposal. In addition, certain covenants require each of the parties to use, upon the terms and subject to the conditions of the Merger Agreement, their reasonable best efforts to cause the Merger to be consummated as promptly as practicable. The Merger Agreement also requires each of the Issuer and Quintiles to call and hold stockholders’ meetings and, subject to certain exceptions, requires the board of directors of each of the Issuer and Quintiles to recommend approval of the Merger.

The Merger Agreement may be terminated by mutual written consent of Quintiles and the Issuer. The Merger Agreement also contains certain termination rights, including, among others, the right of either party to terminate if (i) the Merger shall not have become effective by March 31, 2017, (ii) the consummation of the Merger has been enjoined or prohibited, (iii) Quintiles and/or Issuer stockholder approvals are not obtained, (iv) the other party breaches its representations and covenants and such breach would result in the closing conditions not being satisfied, (v) such party enters into a definitive agreement with respect to a superior alternative transaction (subject to payment of the termination fee to the other party as described below) or (vi) the board of directors of the other party makes an adverse change in its recommendation with respect to stockholder adoption of the Merger Agreement. The Merger Agreement further provides that upon termination of the Merger Agreement under specified circumstances, including termination of the Merger Agreement by the Issuer or Quintiles as a result of an adverse change in the recommendation of the other party’s board of directors, or in order to enter into a definitive agreement with respect to a superior alternative transaction, the Issuer may be required to pay Quintiles a termination fee of $250 million, or Quintiles may be required to pay the Issuer a termination fee of $250 million, as applicable. If the Merger Agreement is terminated by a party as a result of the other party’s failure to obtain stockholder approval, or the other party’s breach of its representations and covenants and such breach would result in the closing conditions not being satisfied, then the non-terminating party will be required to reimburse the terminating party for its out-of-pocket fees and expenses incurred in connection with the Merger Agreement and related transactions, up to $15 million.

In connection with the Merger Agreement, (i) Dr. Gillings and certain affiliates of TPG Global, LLC (the “TPG-Q Funds”) and Bain Capital Investors, LLC (“Bain Capital” and each of the foregoing, a “Quintiles Shareholder”), who own approximately 10.7%, 8.3% and 6.0% of the common stock, par value $0.01 per share of Quintiles (“Quintiles Common Stock”) outstanding, respectively, each entered into a Voting Agreement with the Issuer (each, an “Issuer Voting Agreement”) pursuant to which, among other things, each Quintiles Shareholder agreed to support the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, by voting the portion of the shares of Quintiles Common Stock over which such Quintiles Shareholder has the voting power in favor of the Transactions; and (ii) affiliates of TPG Global, LLC (the “TPG-I Funds”), CPP Investment Board Private Holdings Inc. (“CPPIB”) and affiliates of Leonard Green & Partners, L.P (“LGP” and each of the foregoing, an “Issuer Shareholder”), who own approximately 33.7%, 14.2% and 5.8% of Issuer Common Stock outstanding, respectively, each entered into a Voting Agreement with Quintiles (each, a “Quintiles Voting Agreement”) pursuant to which, among other things, each Issuer Shareholder agreed to support the Transactions, including the Merger, by voting the portion of the shares of Issuer Common Stock over which such Issuer Shareholder has the voting power to vote in favor of the Transactions. Further, pursuant to the Issuer Voting Agreement, each Issuer Shareholder granted to, and appointed, Quintiles as such Issuer Shareholder’s irrevocable proxy and attorney-in-fact to vote such Issuer Shareholder’s shares of Issuer Common Stock in favor of the Transactions.

The foregoing summaries of the Merger Agreement and the Quintiles Voting Agreements, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Quintiles Voting Agreements, filed as Exhibit 1 and Exhibits 2, 3 and 4, respectively, to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b):

Prior to May 3, 2016, Quintiles was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Quintiles Voting Agreements, Quintiles may be deemed to beneficially own 176,278,996 Shares (with shared voting power and shared dispositive power) representing approximately 53.4% of the total outstanding Shares, based on 329,877,234 Shares reported outstanding as of April 27, 2016 (as set forth in the Merger Agreement). Quintiles disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by Quintiles as to the beneficial ownership of such Shares.

To Quintiles’ knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A, except as described below.

Notwithstanding the foregoing, however, Quintiles (i) is not entitled to any rights as a stockholder of the Issuer with respect to any Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Quintiles Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Quintiles is the beneficial owner of any securities of the Issuer (including, without limitation, the Shares owned by the Shareholder) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

(c)	Except as described in this Schedule 13D, no transactions in the Shares were effected during the past 60 days by Quintiles, or, to the best of the knowledge of Quintiles, by any of the other persons listed on Schedule A hereto.

(d)	To the knowledge of Quintiles, no person other than the IMS Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e)	Not applicable.

As stated above, the above descriptions of the Merger Agreement and Quintiles Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Quintiles Voting Agreements, copies of which are listed as Exhibits hereto and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Items 3 through 5 of this Schedule 13D are incorporated by reference in this Item 6 as if fully set forth herein.

Except as described in this Schedule 13D, neither Quintiles nor, to the best of their knowledge, any of the other persons listed on Schedule A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of May 3, 2016 by and between Quintiles Transnational Holdings Inc. and IMS Health Holdings, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Quintiles Transnational Holdings Inc., on May 3, 2016).

Exhibit 2	Voting Agreement, dated as of May 3, 2016, by and among Quintiles Transnational Holdings Inc. and affiliates of TPG Global, LLC. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Quintiles Transnational Holdings Inc., on May 3, 2016).

Exhibit 3	Voting Agreement, dated as of May 3, 2016, by and between Quintiles Transnational Holdings Inc. and CPP Investment Board Private Holdings Inc. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Quintiles Transnational Holdings Inc., on May 3, 2016).

Exhibit 4	Voting Agreement, dated as of May 3, 2016, by and between Quintiles Transnational Holdings Inc. and affiliates of Leonard Green & Partners (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Quintiles Transnational Holdings Inc., on May 3, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2016	QUINTILES TRANSNATIONAL HOLDINGS INC.

	By:	/s/ James H. Erlinger III
	Name:	James H. Erlinger III
	Title:	Executive Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF QUINTILES

The following table sets forth the (a) name and (b) present principal occupation or employment of each of the directors and executive officers of Quintiles. To Quintiles’ knowledge, all directors and officers listed below are citizens of the United States. The business address of all directors and officers listed below is c/o Quintiles Transnational Holdings Inc., 4820 Emperor Blvd., Durham, North Carolina 27703.

Name	Present Principal Occupation or Employment
John P. Connaughton, Director	Managing Director of Bain Capital

Jonathan J. Coslet, Director	Senior Partner and the Chief Investment Officer of TPG Global, LLC

James H. Erlinger III, Executive Officer	Executive Vice President, General Counsel and Secretary of Quintiles

Michael J. Evanisko, Director	Chairman of PARx Solutions, Inc.

Dr. Dennis B. Gillings, CBE, Director	Former Chairman and Chief Executive Officer of Quintiles

Jack M. Greenberg, Director	Chairman of The Western Union Company and Inner Workings, Inc.

Kevin K. Gordon, Executive Officer	Executive Vice President and Chief Operating Officer of Quintiles

John M. Leonard, M.D., Director	Chief Medical Officer at Intellia Therapeutics, Inc.

Annie H. Lo, Director	Former Chief Financial Officer of the Worldwide Consumer & Personal Care Group of Johnson & Johnson

Michael R. McDonnell, Executive Officer	Executive Vice President and Chief Financial Officer of Quintiles

Thomas H. Pike, Director and Executive Officer	Chief Executive Officer of Quintiles

Leonard D. Schaeffer, Director	Partner of North Bristol Partners LLC